UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Baker, David B.
   138 Putnam Street
   P.O. Box 738

   Marietta, OH 45750-0738
2. Issuer Name and Ticker or Trading Symbol
   Peoples Bancorp Inc. (PEBO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   07/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                                                                     11,957         D  Direct
Common Stock                                  04/26/02    I    V   2,031         D  $23.64                      I  401(k) Plan
Common Stock                                  05/23/02    I    V   1,452         D  $24.85                      I  401(k) Plan
Common Stock                                  05/28/02    I    V   1,190         D  $24.56       5,674          I  401(k) Plan
Common Stock                                  05/02/02    S        482           D  $26.50       0              I  by Spouse (1)

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Incentive Stock Option (right  $6.59                                                                                   05/20/03
to buy)
Incentive Stock Option (right  $8.80                                                                                   11/10/04
to buy)
Incentive Stock Option (right  $14.26                                                                                  04/27/10
to buy)
Incentive Stock Option (right  $15.67                                                                                  04/01/09
to buy)
Incentive Stock Option (right  $19.64                                                                                  07/23/08
to buy)
Incentive Stock Option (right  $19.93                                                                                  12/03/07
to buy)
Incentive Stock Option (right  $24.77          05/09/02       A     V   2,357                             05/09/05     05/09/12
to buy)
Non-Qualified Stock Option     $24.77          05/09/02       A     V   582                               05/09/05     05/09/12
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right            Common Stock                   1,467                     1,467         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   18,601                    18,601        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   3,630                     3,630         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   7,321                     7,321         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   778                       778           D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   7,577                     7,577         D   Direct
to buy)
Incentive Stock Option (right  05/09/02  Common Stock                   2,357                     2,357         D   Direct
to buy)
Non-Qualified Stock Option     05/09/02  Common Stock                   582                       582           D   Direct
(right to buy)

Explanation of Responses:

(1)
Held through an IRA account.
-
All amounts and prices adjusted for 10% stock dividend issued to shareholders of record as of June 13, 2002.

SIGNATURE OF REPORTING PERSON
/S/ Baker, David B.
DATE 08/02/02